FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 11, 2021, announcing that Telefonica Global Solutions (TGS) Selects Gilat to Equip Strategic Teleport in Arica, Chile.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 11, 2021	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Telefonica Global Solutions (TGS) Selects Gilat to Equip
Strategic Teleport in Arica, Chile

Significant potential for backhaul, rural internet and broadband business throughout Latin America, due to the broad coverage provided by gateway beams of multiple satellites

Petah Tikva, Israel, May 11, 2021 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced that it was selected by Telefonica Global Solutions (TGS) to equip the strategic teleport in Arica, Chile. The Arica teleport is located under gateway beams of multiple satellites with coverage over several countries in the region. Gilat's platform is designed to support social inclusion with rural Internet for schools and to provide significant potential for business opportunities for broadband access and cellular backhaul throughout Latin America.

Gilat's SkyEdge II-c multi-service platform provides a significant advantage in Latin America, due to the local team presence and expertise, thus accelerating time to market and reducing risk. Gilat was able to answer TGS' requirements for urgent shipment and on-time delivery, overcoming difficulties imposed by the COVID-19 pandemic.

"Gilat is a long-time regional player and supplier of TGS and we are pleased with their professional and efficient processes enabling fast delivery under challenging conditions," said Gustavo Arditti, Satellite Business Unit Director at TGS.

"This deal demonstrates Gilat's commitment and ability to support Telefonica's teams of excellence worldwide to tackle their global requirements," said Michal Aharonov, Senior Vice President Global Broadband Networks at Gilat. "We are excited about the massive joint regional business opportunities with TGS by investing in this strategic location and developing a long-term business relationship with TGS."

About Telefónica Global Solutions (TGS)
Telefónica Global solutions (TGS) delivers world-class international services and platforms to multinational companies, wholesale carriers, fixed and mobile operators, OTTs, service providers and aggregators.  Offering a global footprint, with particularly strong presence in Europe and Latin America, we provide our customers with high quality connectivity, digital platforms and a wide range of innovative solutions. Our global service portfolio includes Voice & UCC, Networking, Mobile, Satellite, Cloud, Security and IoT & Big Data. TGS is owned by Telefonica.

About Telefonica
Telefónica is one the largest telecommunications service providers in the world. The company offers fixed and mobile connectivity as well as a wide range of digital services for residential and business customers. With 344 million customers, Telefónica operates in Europe and Latin America. Telefónica is a 100% listed company and its shares are traded on the Spanish Stock Market and on those in New York and Lima.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com